centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED
2007 JAN -5 A 9:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-04518

5 January 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

07020116

SUPPL

Dear Sir / Madam

Centrica plc
TOTAL VOTING RIGHTS

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JAN 09 2007
THOMSON
FINANCIAL

For and on behalf of
Centrica plc

Enc

22 December 2006

Centrica plc ('the Company')

Total Voting Rights

In compliance with the Transparency Directive's Transitional Provision 6, the Company hereby notifies the market that at the date of this notice, its issued capital comprises 3,662,451,816 ordinary shares. All of these shares carry voting rights of one vote per share.

The Company does not currently hold any shares in treasury.

The above figure of 3,662,451,816 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Robin Healy
Centrica plc
01753 494 017